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                                                                     EXHIBIT 3.5

                 AMENDMENT TO BYLAWS OF SKYNET HOLDINGS, INC.

                               NOVEMBER 2, 1999

     Pursuant to the action of the Board of Directors of SkyNet Holdings, Inc. taken on November 2, 1999, the Bylaws of the Corporation were amended to amend
Section 3.7 thereof to read in its entirety as follows

     3.7  Quorum and Voting.
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          Except as may be otherwise specifically provided by statute or by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. A vote of the majority of directors present at any meeting at which a quorum is present shall be the act of the Board of Directors."



                                        ______________________________
                                        Secretary